

Mail Stop 7010

May 14, 2008

via U.S. mail and facsimile

Mr. Nelson Chai
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

      RE: Form 10-K for the year ended December 28, 2007
              File No. 1-7182

Dear Mr. Chai:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief